Citigroup Funding Inc.
Pricing Sheet No. 2012—MTNDG0214 dated March 27, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0214 dated March 13, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

Fixed to Float Notes Linked to the Consumer Price Index due March 30, 2022

PRICING TERMS – MARCH 27, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$4,000,000
Pricing date:	March 27, 2012
Original issue date:	March 30, 2012
Maturity date:	March 30, 2022
CPI or Consumer Price Index:
The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page).  See “Determination of the Level of the Consumer Price Index” in the related preliminary pricing supplement for more information.

Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
From and including the original issue date to but excluding March 30, 2013:
•  5.00%

From and including March 30, 2013 to but excluding the maturity date:
•  For each monthly interest period, the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% and a maximum interest rate of 7.00% per annum

CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the relevant interest payment date
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the relevant interest payment date
Interest payment dates:	The 30th day of each month, or the last day of the month in the case of February, beginning on April 30, 2012 and ending on the maturity date
Interest period:
The one-month period from the original issue date to but excluding the immediately following interest payment date, and each successive one-month period from and including an interest payment date to but excluding the next interest payment date

Day-count convention:	30/360 Unadjusted
CUSIP:	1730T0WR6
ISIN:	US1730T0WR66
Listing:	The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer(2)
Per note	$1,000.00	$25.00	$975.00
Total	$4,000,000.00	$100,000.00	$3,900,000.00

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $25.00 for each note sold in this offering. The actual underwriting fee per note will be equal to $25.00 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers as described in this paragraph. From this underwriting fee, Citigroup Global Markets Inc. will pay certain selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $25.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $25.00 for each note they sell.  Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $25.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $25.00. As noted in footnote (1), the underwriting fee is variable.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below.

Preliminary Pricing Supplement filed on March 13, 2012:
http://www.sec.gov/Archives/edgar/data/831001/000095010312001300/dp29260_424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The notes represent obligations of Citigroup Funding only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-540.